The Business Legal Group	The Business Legal Group 225 South Lake Avenue Suite 300 Pasadena, CA 91101 www.businesslegalgroup.com
Russell M. Frandsen Direct Phone: +1 626-432-7229 Fax: +1-213-403-5962 Email: rfrandsen@businesslegalgroup.com

August 21, 2007

Mr. Nicholas P. Panos

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549 -- 0303

Re:	NBO Systems, Inc. (“NBO”)
Schedule 13E-3 filed July 24, 2007
File No. 00583010
Schedule 14A Filed July 24, 2007
File No. 033037

Dear Mr. Panos:

Thank you for your comment letter (“Comment Letter”) of August 21, 2007, providing comments on the above-referenced filings. In particular, thank you for providing your comment letters in such a timely fashion. I am providing responses to your comments on behalf of NBO.

I am attaching to this letter a “redlined” copy of the Proxy Statement that shows the changes NBO has made to the Proxy Statement.

Each paragraph below corresponds to the correspondingly numbered paragraph in your Comment Letter.

Schedule 13E-3 - General

1.	NBO filed Schedule 13E-3 on August 20, 2007. The filing information is:

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE
COMMISSION.

COMPANY:       NBO SYSTEMS INC
FORM TYPE:     SC 13E3/A            NUMBER OF DOCUMENTS: 1
RECEIVED DATE: 20-Aug-2007 17:30    ACCEPTED DATE:       21-Aug-2007 08:26
FILING DATE:   20-Aug-2007 17:30
TEST FILING:   NO                   CONFIRMING COPY:     NO

The Business Legal Group

August 21, 2007

ACCESSION NUMBER: 0001171520-07-000406

FILE NUMBER(S):
   1. 005-83010

THE PASSWORD FOR LOGIN CIK 0001171520 WILL EXPIRE 15-Apr-2008 10:41.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

SUBJECT COMPANY(S):

   1. CIK:        0001145731
      COMPANY:    NBO SYSTEMS INC
      FORM TYPE:  SC 13E3/A
      FILE NUMBER(S):
         1. 005-83010

FILED BY:

   2. CIK:        0001145731
      FILER:      NBO SYSTEMS INC

However, the filing did not contain the “blackline” or “R tags” to indicate changes to the Schedule 13E-3. Accordingly, the Company has refiled Schedule 13E-3 with the appropriate markings today (Accession number 0001171520-07-000418).

NBO submitted for filing its amended Proxy Statement on August 20, 2007. However, it was not filed until August 21, 2007. The filing information is:

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE
COMMISSION.

COMPANY:       NBO SYSTEMS INC
FORM TYPE:     PRER14A              NUMBER OF DOCUMENTS: 3
RECEIVED DATE: 21-Aug-2007 10:00    ACCEPTED DATE:       21-Aug-2007 10:01
FILING DATE:   21-Aug-2007 10:00
TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001171520-07-000412

FILE NUMBER(S):
   1. 000-33037

THE PASSWORD FOR LOGIN CIK 0001171520 WILL EXPIRE 15-Apr-2008 10:41.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

   1. CIK:        0001145731
      COMPANY:    NBO SYSTEMS INC
      FORM TYPE:  PRER14A
      FILE NUMBER(S):
         1. 000-33037

The Business Legal Group

August 21, 2007

However, the filing did not contain the “blackline” or “R tags” to indicate changes to the amended Proxy Statement. Accordingly, the Company has refiled the amended Proxy Statement with the appropriate markings today (Accession number 0001171520-07-000420).

Fairness to Shareholders, page 12

2.            We have revised the disclosure to further clarify that both the Company and the Affiliated Shareholder explicitly address the procedural and substantive fairness of the transaction to the unaffiliated shareholders who are completely redeemed and to the unaffiliated shareholders who will continue as shareholders of the Company. See Fairness to Shareholders, page 12 et seq.

3.            We have revised the disclosure to assure that it is clear that both the Company and the Affiliated Shareholder have discussed in reasonable detail the material factors that form the bases of their assessment of the consideration offered to unaffiliated shareholders. See Fairness to Shareholders, page 12 et seq.

4.            We have revised the disclosure to assure that it is clear that both the Company and the Affiliated Shareholder have discussed in reasonable detail the procedural fairness to unaffiliated shareholders who receive cash for fractional interests and those who maintain an interest in the Company. See Fairness to Shareholders, page 12 et seq.

Closing Comments

NBO is filing the amended Proxy Statement through the EDGAR system. We will file this letter as correspondence through the EDGAR system.

Unless you have further comments, we will prepare definitive drafts of Schedule 13E-3 and the Proxy Statement for filing.

We look forward to your review of this letter and the revised filings by NBO. If any part of this letter is unclear, please contact me directly.

Very truly yours,

Russell Frandsen